DAVIS LEGAL ADVISORS since 1892
& company

*from the office of:* Donna L. Ornstein
direct tel: 604.643.6478
direct fax: 604.605.3768
dornstein@davis.ca

08010309

January 4, 2006

*file number:* 50277-00001

SUPPL

SEC MAIL PROCESSING
RECEIVED
JAN 17 2006
WASH. D.C. 152 SECTION

Office of International Corporate Finance
c/o Securities and Exchange Commission
450 - 5th Street N.W.
Washington, DC 20549

Dear Sirs:

**Re: GGL Diamond Corp. - Exemption No. 82-1209**

We are solicitors for GGL Diamond Corp. (the "Company") which was issued an exemption pursuant to Rule 12(g)3-2(b) under the United States Securities Exchange Act of 1934. We enclose the following for filing with you:

1. Index to the documents enclosed; and

2. copies of the documents listed on the Index in the same order with the exemption number noted thereon.

If you have any further requirements, please let us know.

PROCESSED
JAN 20 2006
THOMSON FINANCIAL

Yours truly,

DAVIS & COMPANY LLP

JAN 20 2006

Per: *[signature]*

Donna L. Ornstein
Paralegal

DLO/ram

January 4, 2006

**GGL DIAMOND CORP.**
**(the "Company")**

**Index**

1. **Material filed with the British Columbia Registrar of Companies as required by the Business Corporations Act (British Columbia) and regulations thereunder ("BC") and with the Registrar of Corporations as required to maintain the Company's extra-provincial registration in the Northwest Territories under the Business Corporations Act and regulations thereunder ("NWT")**

---

| Document Name or Information | | | Documents Filed |
|---|---|---|---|
| (a) | Incorporation Documents | | |
| | (i) | BC | Not Applicable |
| (b) | Extra-provincial Registration | | |
| | (i) | NWT | Not Applicable |
| (c) | Annual Reports | | |
| | (i) | BC | Not Applicable |
| | (ii) | NWT | Not Applicable |
| (d) | Notices Filed with Registrar of Companies | | |
| | (i) | BC | Not Applicable |
| | (ii) | NWT | Not Applicable |
| (e) | Special Resolution | | |
| | (i) | BC | Not Applicable |
| | (ii) | NWT | Not Applicable |

**2. Materials filed with the Securities Commissions of British Columbia and Alberta (the "Securities Commissions") under the Securities Act (British Columbia) and the Securities Act (Alberta), the regulations under such acts, National Instrument 51-102, Continuous Disclosure Obligations ("NI 51-102"), Multilateral Instrument 54-101, Shareholder Communications ("MI 54-101") and Multilateral Instrument 45-102, Resale of Securities ("MI 45-102")**

| | Document Name or Information | Documents Filed |
|---|---|---|
| (a) | Annual Report (including annual audited financial statements and auditors' report thereon and Management's Discussion and Analysis | Not Applicable |
| (b) | Annual Information Form (not mandatory) | Not Applicable |
| (c) | Quarterly Interim Financial Statements and Management's Discussion and Analysis | Not Applicable |
| (d) | News Releases | December 28, 2005 |
| (e) | Form 51-102F3, Material Change Report | Not Applicable |
| (f) | Notice of Meeting and Record Dates of shareholders' meeting | Not Applicable |
| (g) | Notice of shareholders' meeting, Proxy and Information Circular | Not Applicable |
| (h) | Report of Exempt Distribution | December 23, 2005 |
| (i) | Notice of Change in Year End by more than 14 Days | Not Applicable |
| (j) | Notice of Change in Corporate Structure | Not Applicable |
| (k) | Notice of Change of Auditors | Not Applicable |
| (l) | Business Acquisition Report under NI 51-102 | Not Applicable |
| (m) | Copy of any disclosure material sent to securityholders or in the case of a SEC issuer, that is furnished to the SEC including material filed as exhibits to other documents if not previously filed | Not Applicable |
| (n) | Notice of Change of Status Report | Not Applicable |
| (o) | Filing of documents Affecting the Rights of Securityholders including:<br>(a) charter documents<br>(b) securityholder or voting trust agreements to which the Company has access and that could reasonably be regarded as material to an investor in securities of the Company | Not Applicable |

| Document Name or Information | | Documents Filed |
|---|---|---|
| | (c) any securityholder rights plans or similar plans | |
| | (d) any other contract of the Company or subsidiary of the Company that creates or can reasonably be regarded as materially affecting the rights or obligations of the securityholders generally | |
| | (e) copy of any contract that the Company or its subsidiaries is a party to other than a contract entered into in the ordinary course of business, that is material to the Company and was entered into within the last financial year or before the last financial year but is still in effect, unless an executive officer of the Company has reasonable grounds to believe that disclosure of certain provisions of the contract to be filed would be seriously prejudicial to the interests of the Company or would violate confidentiality provisions, in which case the contract may be filed with those provisions omitted or marked so as to be unreadable; provided however that contracts entered into before January 1, 2002 are not required to be filed. | |
| (p) | Prospectus | Not Applicable |
| (q) | Amendment to Prospectus | Not Applicable |
| (r) | Takeover Bid Circular | Not Applicable |
| (s) | Notice of Change or Variation to Takeover Bid Circular | Not Applicable |
| (t) | Issuer Bid Circular | Not Applicable |
| (u) | Notice of Change or Variation to Issuer Bid Circular | Not Applicable |
| (v) | Initial Acquisition Report | Not Applicable |
| (w) | Subsequent Acquisition Reports | Not Applicable |
| (x) | Notice of Intention to Sell by a Control Person | Not Applicable |

3. **Materials filed with the TSX Venture Exchange ("Exchange") (as required by its rules and policies)**

| Document Name or Information | | Documents Filed |
|---|---|---|
| (a) | Exchange Filing Statement | Not Applicable |

| Document Name or Information | | Documents Filed |
|---|---|---|
| (b) | Annual Report (including annual audited financial statements and auditors' report thereon and Management's Discussion and Analysis | Not Applicable |
| (c) | Annual Information Form (not mandatory) | Not Applicable |
| (d) | Quarterly Interim Financial Statements and Management's Discussion and Analysis | Not Applicable |
| (e) | News Releases | December 28, 2005 |
| (f) | Form 51-102F3, Material Change Report | Not Applicable |
| (g) | Notice of Meeting and Record Dates of shareholders' meeting | Not Applicable |
| (h) | Notice of shareholders' meeting, Proxy and Information Circular | Not Applicable |
| (i) | Prospectus | Not Applicable |
| (j) | Amendment to Prospectus | Not Applicable |
| (k) | Takeover Bid Circular | Not Applicable |
| (l) | Notice of Change or Variation to Takeover Bid Circular | Not Applicable |
| (m) | Issuer Bid Circular | Not Applicable |
| (n) | Notice of Change or Variation to Issuer Bid Circular | Not Applicable |
| (o) | Initial Acquisition Report | Not Applicable |
| (p) | Subsequent Acquisition Reports | Not Applicable |
| (q) | Notice of Intention to Sell by a Control Person | Not applicable |
| (r) | Notice of Dividends | Not Applicable |
| (s) | Notice of Market Making Activities - Form 3C, Declaration of Certified Filing Promotional Investor Relations and Market Making Activities | Not Applicable |
| (t) | Notice of Proposed Private Placement – Exchange Form 4B, Private Placement Notice Form | Not Applicable |
| (u) | Notice Of Grant Stock Options - Exchange Form 4g - Summary Form Incentive Stock Options | July 2005<br>September 2005<br>October 2005<br>December 2005 |

| Document Name or Information | | Documents Filed |
|---|---|---|
| (v) | Notice of Expedited Acquisition - Exchange Form 5B, Expedited Acquisition Filing | Not Applicable |
| (w) | Notice of Proposed Minor or Major Transaction – Exchange Form 5C,Transaction Summary Form | Not Applicable |

**4. Materials distributed to security holders as required by the Business Corporations Act (BC) and regulations thereunder, the Securities Act (British Columbia) and the Securities Act (Alberta) and regulations thereunder, NI 54-101 and the rules and policies of the Exchange**

| Document Name or Information | | Documents Filed |
|---|---|---|
| (a) | Annual Report<br>(including annual audited financial statements and auditors' report thereon and Management's Discussion and Analysis) | Not Applicable |
| (b) | Quarterly Interim Financial Statements and Management's Discussion and Analysis | Not Applicable |
| (c) | Notice of shareholders' meeting, Proxy and Information Circular | Not Applicable |
| (d) | Prospectus | Not Applicable |
| (e) | Amendment to Prospectus | Not Applicable |
| (f) | Issuer Bid Circular | Not Applicable |
| (g) | Notice of Change or Variation to Issuer Bid Circular | Not Applicable |

Exemption No. 82-1209.

GGL DIAMOND CORP.

**NOT FOR DISTRIBUTION TO US NEWSWIRE SERVICES OR FOR DISSEMINATION IN THE UNITED STATES**

December 28, 2005

# PRESS RELEASE

## GGL CLOSES $950,000 PRIVATE PLACEMENT

**Vancouver, British Columbia -- Raymond A. Hrkac**, President and CEO of **GGL Diamond Corp. (GGL.TSX Venture)** announces that the Company has raised $950,210 by way of a non-brokered private placement which closed on December 23, 2005. The Company sold 910,571 Flow-Through Shares at $0.28 per share and 3,160,227 Units at $0.22 per Unit. Each unit consists of one share and one warrant with one warrant entitling the holder to purchase one Share at $0.30 per share until December 23, 2006. The securities are subject to a four month hold period until April 24, 2006. The Company paid a cash finder's fee of 8% of the gross proceeds with respect to one of the subscribers.

The subscription proceeds from the Flow-Through Shares will be used for exploration projects on the Company's properties in the Northwest Territories and the subscription proceeds from the Units will be used for exploration projects, corporate and administrative expenses and working capital.

This news release does not constitute an offer to sell or a solicitation of an offer to buy any of the securities in the United States. The securities have not been and will not be registered in the United States Securities Act of 1933, as amended (the "US Securities Act") or any state securities laws and may not be offered or sold within the United States or to US Persons unless registered under the US Securities Act and applicable securities laws or an exemption from such registration is available.

**GGL DIAMOND CORP.**

*"Raymond A. Hrkac"*

Raymond A. Hrkac
President & CEO

*For further information, please contact: Jim Glass, Ascenta Capital Partners Inc.*
Phone: (604) 628-5800 Toll Free: 1-866-684-4209 Email: info@ascentacapital.com

*For more information, please check our web site at www.ggldiamond.com.*

The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this release.

Exemption No. 82-1201

# Form 45-106F1
*Report of Exempt Distribution*

This is the form required under section 6.1 of National Instrument 45-106 for a report of exempt distribution.

**Issuer information**

**Item 1:** State the full name of the issuer of the security distributed and the address and telephone number of its head office. If the issuer of the security distributed is an investment fund, state the name of the fund as the issuer, and provide the full name of the manager of the investment fund and the address and telephone number of the head office of the manager. Include the former name of the issuer if its name has changed since last report.

**GGL Diamond Corp.**
**904 - 675 West Hastings Street**
**Vancouver, B.C. V6B 1N2**
**604-688-0546**

**Item 2:** State whether the issuer is or is not a reporting issuer and, if reporting, each of the jurisdictions in which it is reporting.

**The Issuer is a reporting issuer in the Provinces of British Columbia and Alberta.**

**Item 3:** Indicate the industry of the issuer by checking the appropriate box next to one of the industries listed below.

☐ Bio-tech
Financial Services
  ☐ investment companies and funds
  ☐ mortgage investment companies
☐ Forestry
☐ Hi-tech
☐ Industrial

Mining
  ☒ exploration/development
  ☐ production
☐ Oil and gas
☐ Real estate
☐ Utilities
☐ Other (describe)

______________________________

**Details of distribution**

**Item 4:** Complete Schedule I to this report. Schedule I is designed to assist in completing the remainder of this report.

**Item 5:** State the distribution date. If the report is being filed for securities distributed on more than one distribution date, state all distribution dates.

**December 23, 2005**

**Item 6:** For each security distributed:

(a) describe the type of security,

**Units, each Unit consisting of one Common share in the capital of the Issuer and one non-transferable Common share purchase warrant entitling the holder to purchase one common share.**

**Flow-Through Shares**

(b) state the total number of securities distributed. If the security is convertible or exchangeable, describe the type of underlying security, the terms of exercise or conversion and any expiry date; and

**3,160,227 Units. The warrants are exercisable for one year from the closing date at a price of $0.30 per share**

**910,571 Flow-Through Shares**

(c) state the exemption(s) relied on.

**Sections 2.3 and 2.5 of National Instrument 45-106; BCI 72-503.**

**Item 7:** Complete the following table for each Canadian and foreign jurisdiction where purchasers of the securities reside. Do not include in this table, securities issued as payment for commissions or finder's fees disclosed under item 8, below.

| Each jurisdiction where purchasers reside | Number of purchasers | Price per security (Canadian $)[1] | Total dollar value raised from purchasers in the jurisdiction (Canadian $) |
|---|---|---|---|
| **British Columbia** | 4 | **$0.28** | **$133,999.88** |
| | **5** | **$0.22** | **63,250** |
| **Manitoba** | **2** | **$0.28** | **100,800** |
| **Quebec** | **1** | **$0.28** | **20,160** |
| **Arizona, USA** | **1** | **$0.22** | **132,000** |
| **Alkhobar, Saudi Arabia** | **1** | **$0.22** | **499,999.94** |
| **Total number of Purchasers** | **14** | | |
| **Total dollar value of distribution in all jurisdictions (Canadian $)** | | | **950,209.82** |

**Note 1:** If securities are issued at different prices list the highest and lowest price the securities were sold for.

**Commissions and finder's fees**

**Item 4:** Complete the following table by providing information for each person who has received or will receive compensation in connection with the distribution(s). Compensation includes commissions, discounts or other fees or payments of a similar nature. Do not include payments for services incidental to the distribution, such as clerical, printing, legal or accounting services.

If the securities being issued as compensation are or include convertible securities, such as warrants or options, please add a footnote describing the terms of the convertible securities, including the term and exercise price. Do not include the exercise price of any convertible security in the total dollar value of the compensation unless the securities have been converted.

| Full name and address of the person being compensated | Compensation paid or to be paid (cash and/or securities) | | | | |
|---|---|---|---|---|---|
| | Cash (Canadian $) | Securities | | | Total dollar value of compensation (Canadian $) |
| | | Number and type of securities issued | Price per security | Exemption relied on and date of distribution | |
| **Safa Capital Holdings Limited, Citco Building, Wickhams Cay, P.O. Box 662, Road Town, Tortola, British Virgin Islands** | **$40,000** | N/A | | | **$40,000** |

**Item 5:** If a distribution is made in Ontario, please include the attached "Authorization of Indirect Collection of Personal Information for Distributions in Ontario". The "Authorization of Indirect Collection of Personal Information for Distributions in Ontario" is only required to be filed with the Ontario Securities Commission.

**Certificate**

On behalf of the issuer, I certify that the statements made in this report are true.

Date: **December 23, 2005**

**GGL Diamond Corp.**

Name of issuer (please print)

**Raymond A. Hrkac, President & CEO (604) 688-0546**

Print name, title and telephone number of person signing

Signature

**Item 6:** State the name, title and telephone number of the person who may be contacted with respect to any questions regarding the contents of this report, if different than the person signing the certificate.

**Donna L. Ornstein**
**Legal Assistant**
**Davis & Company LLP**
**Solicitors for the Issuer**
**604-643-6478**

**IT IS AN OFFENCE TO MAKE A MISREPRESENTATION IN THIS REPORT.**

| Full name and address of the person being compensated | Compensation paid or to be paid (cash and/or securities) | | | | |
|---|---|---|---|---|---|
| | Cash (Canadian $) | Securities | | | Total dollar value of compensation (Canadian $) |
| | | Number and type of securities issued | Price per security | Exemption relied on and date of distribution | |
| **Safa Capital Holdings Limited, Citco Building, Wickhams Cay, P.O. Box 662, Road Town, Tortola, British Virgin Islands** | **$40,000** | **N/A** | | | **$40,000** |

**Item 9:** If a distribution is made in Ontario, please include the attached "Authorization of Indirect Collection of Personal Information for Distributions in Ontario". The "Authorization of Indirect Collection of Personal Information for Distributions in Ontario" is only required to be filed with the Ontario Securities Commission.

**Certificate**

On behalf of the issuer, I certify that the statements made in this report are true.

Date: **December** 23 **, 2005**

**GGL Diamond Corp.**

Name of issuer (please print)

**Raymond A. Hrkac, President & CEO (604) 688-0546**

Print name, title and telephone number of person signing

Signature

**Item 10:** State the name, title and telephone number of the person who may be contacted with respect to any questions regarding the contents of this report, if different than the person signing the certificate.

**Donna L. Ornstein**
**Legal Assistant**
**Davis & Company LLP**
**Solicitors for the Issuer**
**604-643-6478**

**IT IS AN OFFENCE TO MAKE A MISREPRESENTATION IN THIS REPORT.**

Exemption No. 82-1209

TSX venture EXCHANGE

# FORM 4G

# SUMMARY FORM – INCENTIVE STOCK OPTIONS

Re: GGL DIAMOND CORP. (the "Issuer").

Month in which stock options have been granted or amended: July 2005.

This Form must be filed at the conclusion of each calendar month during which options have been granted or amended.

**New Options Granted:**

| Name of Optionee | Date of news release disclosing grant (if applicable) | Position of Optionee (Director/ Officer /Employee/ Consultant) | Date of Grant | No. of Optioned Shares | Exercise Price | Expiry Date |
|---|---|---|---|---|---|---|
| CAH Consulting Ltd. | N/A | Consultant Company | July 8, 2005 | 125,000 | $0.20 | July 8, 2010 |
| John Knight | N/A | Employee | July 8, 2005 | 50,000 | $0.20 | July 8, 2010 |
| Ken Frew | N/A | Employee | July 8, 2005 | 50,000 | $0.20 | July 8, 2010 |
| Linda G. Knight | N/A | Employee | July 8, 2005 | 40,000 | $0.20 | July 8, 2010 |
| Susan De Stein | N/A | Employee | July 8, 2005 | 25,000 | $0.20 | July 8, 2010 |
| Margaret Hanrahan | N/A | Employee | July 8, 2005 | 25,000 | $0.20 | July 8, 2010 |
| Paul Richardson | N/A | Consultant | July 8, 2005 | 25,000 | $0.20 | July 8, 2010 |
| Dabera Chan | N/A | Employee | July 8, 2005 | 10,000 | $0.20 | July 8, 2010 |
| Judith Stoeterau | N/A | Consultant | July 8, 2005 | 50,000 | $0.20 | July 8, 2010 |
| Paul Jones | N/A | Employee | July 8, 2005 | 20,000 | $0.20 | July 8, 2010 |
| Ascenta Capital Partners Inc. | June 29, 2005 | Consultant company | July 12, 2005 | 200,000 | $0.20 | July 12, 2010 |

Total number of optioned shares proposed for acceptance: 620,000.

- Date shareholder approval was obtained for the Stock Option Plan: May 25, 2001. The Stock Option Plan was amended January 15, 2004 to increase the number of shares reserved under the Stock Option Plan by 1,398,965 to 9,500,000 shares. This amendment was approved by the shareholders at the 2004 Annual and Special General Meeting of the Shareholders held on May 14, 2004.

- Subsequent to the grant of options presented above, state the number of shares remaining available for issuance under the plan: 1,369,000

## Amended Options:

| Name of Optionee | No. of Optioned Shares | Amended Exercise Price | Original Date of Grant | New/Current Expiry Date |
|---|---|---|---|---|
| N/A | | | | |

- If amendments are proposed to directors or officers options, disclose the date shareholder approval was obtained for the amendment: ______________.

## DECLARATION

The undersigned hereby certifies that:

1. The undersigned is a director and/or senior officer of the Issuer and has been duly authorized by a resolution of the board of directors of the Issuer to make this Declaration.

2. The Issuer has not been put on notice to have its listing transferred to NEX, pursuant to *Policy 2.5 – Tier Maintenance Requirements and Inter-Tier Movement.*

3. The Filing is either in all respects in accordance with Exchange *Policy 4.4 – Incentive Stock Options*, in effect as of the date of this Declaration, or any deviations are indicated herein.

4. As of the date of grant there were no Material Changes in the affairs of the Issuer which were not publicly disclosed.

## Acknowledgement - Personal Information

"Personal Information" means any information about an identifiable individual, and includes the information contained in the tables, as applicable, found in this Form.

The undersigned hereby acknowledges and agrees that it has obtained the express written consent of each individual to:

(a) the disclosure of Personal Information by the undersigned to the Exchange (as defined in Appendix 6A) pursuant to this Form; and

(b) the collection, use and disclosure of Personal Information by the Exchange for the purposes described in Appendix 6A or as otherwise identified by the Exchange, from time to time.

Dated July 19, 2005

Raymond Hrkac

Name of Director or Senior Officer

Signature

Chief Executive Officer

Official Capacity

TSX venture EXCHANGE TSX

# FORM 4F

## CERTIFICATION AND UNDERTAKING REQUIRED FROM A COMPANY GRANTED AN INCENTIVE STOCK OPTION

Re: GGL Diamond Corp. (the "Issuer").

Trading Symbol: GGL.

CAH Consulting Ltd. (the "Option Holder") certifies that all shares of the Option Holder are owned by Chris Hrkac, a Person eligible to be granted an incentive stock option, and undertakes, for the duration of the time that the Option Holder is the holder of an incentive stock option in the shares of the Issuer, that it will not:

1. effect or permit any transfer of ownership or option of shares of the Option Holder; or

2. allot and issue further shares of any class of shares of the Option Holder to any other individual or entity.

Dated July 8, 2005.

CAH CONSULTING LTD.

Authorized signatory

TSX venture EXCHANGE

# FORM 4F

# CERTIFICATION AND UNDERTAKING REQUIRED FROM A COMPANY GRANTED AN INCENTIVE STOCK OPTION

Re: GGL Diamond Corp. (the "Issuer").

Trading Symbol: GGL.

Ascenta Capital Partners Inc. (the "Option Holder") certifies that all shares of the Option Holder are owned by Marshall Farris, Jason Cubitt, James Glass and Mark Hunter, Persons eligible to be granted an incentive stock option, and undertake, for the duration of the time that the Option Holder is the holder of an incentive stock option in the shares of the Issuer, that it will not:

1. effect or permit any transfer of ownership or option of shares of the Option Holder; or

2. allot and issue further shares of any class of shares of the Option Holder to any other individual or entity.

Dated July 11, 2005.

ASCENTA CAPITAL PARTNERS INC.

Authorized signatory


Public/50277/StOp-05/Form4F.-Ascenta.doc

Exemption No. 82-1209.

TSX venture EXCHANGE

# FORM 4G

# SUMMARY FORM – INCENTIVE STOCK OPTIONS

Re: GGL DIAMOND CORP. (the "Issuer").

Month in which stock options have been granted or amended: September 2005.

This Form must be filed at the conclusion of each calendar month during which options have been granted or amended.

## New Options Granted:

| Name of Optionee | Date of news release disclosing grant (if applicable) | Position of Optionee (Director/ Officer /Employee/ Consultant) | Date of Grant | No. of Optioned Shares | Exercise Price | Expiry Date |
|---|---|---|---|---|---|---|
| Accent Marketing Ltd. | September 8, 2005 | Consultant company | September 6, 2005 | 150,000 | $0.25 | March 6, 2007 |

Total number of optioned shares proposed for acceptance: 150,000.

- Date shareholder approval was obtained for the Stock Option Plan: May 25, 2001. The Stock Option Plan was amended January 15, 2004 to increase the number of shares reserved under the Stock Option Plan by 1,398,965 to 9,500,000 shares. This amendment was approved by the shareholders at the 2004 Annual and Special General Meeting of the Shareholders held on May 14, 2004.

- Subsequent to the grant of options presented above, state the number of shares remaining available for issuance under the plan: 1,989,000

## Amended Options:

| Name of Optionee | No. of Optioned Shares | Amended Exercise Price | Original Date of Grant | New/Current Expiry Date |
|---|---|---|---|---|
| N/A | | | | |

- If amendments are proposed to directors or officers options, disclose the date shareholder approval was obtained for the amendment: ______.

## DECLARATION

The undersigned hereby certifies that:

1. The undersigned is a director and/or senior officer of the Issuer and has been duly authorized by a resolution of the board of directors of the Issuer to make this Declaration.

2. The Issuer has not been put on notice to have its listing transferred to NEX, pursuant to *Policy 2.5 – Tier Maintenance Requirements and Inter-Tier Movement.*

3. The Filing is either in all respects in accordance with Exchange *Policy 4.4 – Incentive Stock Options*, in effect as of the date of this Declaration, or any deviations are indicated herein.

4. As of the date of grant there were no Material Changes in the affairs of the Issuer which were not publicly disclosed.

## Acknowledgement - Personal Information

"Personal Information" means any information about an identifiable individual, and includes the information contained in the tables, as applicable, found in this Form.

The undersigned hereby acknowledges and agrees that it has obtained the express written consent of each individual to:

(a) the disclosure of Personal Information by the undersigned to the Exchange (as defined in Appendix 6A) pursuant to this Form; and

(b) the collection, use and disclosure of Personal Information by the Exchange for the purposes described in Appendix 6A or as otherwise identified by the Exchange, from time to time.

Dated October 12, 2005

Raymond Hrkac
Name of Director or Senior Officer

Signature

Chief Executive Officer
Official Capacity

tsx venture EXCHANGE TSX

# FORM 4F

# CERTIFICATION AND UNDERTAKING REQUIRED FROM A COMPANY GRANTED AN INCENTIVE STOCK OPTION

Re: GGL Diamond Corp. (the "Issuer").

Trading Symbol: GGL.

Accent Marketing Ltd. (the "Option Holder") certifies that all shares of the Option Holder are owned by Joerg Schweizer, a Person eligible to be granted an incentive stock option, and undertake, for the duration of the time that the Option Holder is the holder of an incentive stock option in the shares of the Issuer, that it will not:

1. effect or permit any transfer of ownership or option of shares of the Option Holder; or
2. allot and issue further shares of any class of shares of the Option Holder to any other individual or entity.

Dated September 30th, 2005.

ACCENT MARKETING LTD.

Authorized signatory

Exemption No. 82-1209.

TSX venture EXCHANGE

# FORM 4G

# SUMMARY FORM – INCENTIVE STOCK OPTIONS

Re: GGL DIAMOND CORP. (the "Issuer").

Month in which stock options have been granted or amended: October 2005.

This Form must be filed at the conclusion of each calendar month during which options have been granted or amended.

## New Options Granted:

| Name of Optionee | Date of news release disclosing grant (if applicable) | Position of Optionee (Director/ Officer /Employee/ Consultant) | Date of Grant | No. of Optioned Shares | Exercise Price | Expiry Date |
|---|---|---|---|---|---|---|
| Morgan J. Hite | N/A | Employee/ Consultant | October 28, 2005 | 50,000 | $0.20 | October 28, 2010 |

Total number of optioned shares proposed for acceptance: 50,000.

- Date shareholder approval was obtained for the Stock Option Plan: May 25, 2001. The Stock Option Plan was amended January 15, 2004 to increase the number of shares reserved under the Stock Option Plan by 1,398,965 to 9,500,000 shares. This amendment was approved by the shareholders at the 2004 Annual and Special General Meeting of the Shareholders held on May 14, 2004.

- Subsequent to the grant of options presented above, state the number of shares remaining available for issuance under the plan: 1,939,000

## Amended Options:

| Name of Optionee | No. of Optioned Shares | Amended Exercise Price | Original Date of Grant | New/Current Expiry Date |
|---|---|---|---|---|
| N/A | | | | |

- If amendments are proposed to directors or officers options, disclose the date shareholder approval was obtained for the amendment: __________.

## DECLARATION

The undersigned hereby certifies that:

1. The undersigned is a director and/or senior officer of the Issuer and has been duly authorized by a resolution of the board of directors of the Issuer to make this Declaration.

2. The Issuer has not been put on notice to have its listing transferred to NEX, pursuant to *Policy 2.5 – Tier Maintenance Requirements and Inter-Tier Movement*.

3. The Filing is either in all respects in accordance with Exchange *Policy 4.4 – Incentive Stock Options*, in effect as of the date of this Declaration, or any deviations are indicated herein.

4. As of the date of grant there were no Material Changes in the affairs of the Issuer which were not publicly disclosed.

## Acknowledgement - Personal Information

"Personal Information" means any information about an identifiable individual, and includes the information contained in the tables, as applicable, found in this Form.

The undersigned hereby acknowledges and agrees that it has obtained the express written consent of each individual to:

(a) the disclosure of Personal Information by the undersigned to the Exchange (as defined in Appendix 6A) pursuant to this Form; and

(b) the collection, use and disclosure of Personal Information by the Exchange for the purposes described in Appendix 6A or as otherwise identified by the Exchange, from time to time.

Dated October 28, 2005

Raymond Hrkac

Name of Director or Senior Officer

Signature

Chief Executive Officer

Official Capacity

Exemption No. 82-1209.

TSX venture EXCHANGE

# FORM 4G

# SUMMARY FORM – INCENTIVE STOCK OPTIONS

Re: GGL DIAMOND CORP. (the "Issuer").

Month in which stock options have been granted or amended: December 2005.

This Form must be filed at the conclusion of each calendar month during which options have been granted or amended.

## New Options Granted:

| Name of Optionee | Date of news release disclosing grant (if applicable) | Position of Optionee (Director/ Officer /Employee/ Consultant) | Date of Grant | No. of Optioned Shares | Exercise Price | Expiry Date |
|---|---|---|---|---|---|---|
| Jurgen T. Lau | N/A | Employee | December 7, 2005 | 100,000 | $0.20 | December 7, 2010 |
| Linda Knight | N/A | Employee | December 7, 2005 | 20,000 | $0.20 | December 7, 2010 |

Total number of optioned shares proposed for acceptance: 120,000.

- Date shareholder approval was obtained for the Stock Option Plan: May 25, 2001. The Stock Option Plan was amended January 15, 2004 to increase the number of shares reserved under the Stock Option Plan by 1,398,965 to 9,500,000 shares. This amendment was approved by the shareholders at the 2004 Annual and Special General Meeting of the Shareholders held on May 14, 2004.

- Subsequent to the grant of options presented above, state the number of shares remaining available for issuance under the plan: 1,939,000

## Amended Options:

| Name of Optionee | No. of Optioned Shares | Amended Exercise Price | Original Date of Grant | New/Current Expiry Date |
|---|---|---|---|---|
| N/A | | | | |

- If amendments are proposed to directors or officers options, disclose the date shareholder approval was obtained for the amendment: ____________________________.

## DECLARATION

The undersigned hereby certifies that:

1. The undersigned is a director and/or senior officer of the Issuer and has been duly authorized by a resolution of the board of directors of the Issuer to make this Declaration.

2. The Issuer has not been put on notice to have its listing transferred to NEX, pursuant to *Policy 2.5 – Tier Maintenance Requirements and Inter-Tier Movement.*

3. The Filing is either in all respects in accordance with Exchange *Policy 4.4 – Incentive Stock Options*, in effect as of the date of this Declaration, or any deviations are indicated herein.

4. As of the date of grant there were no Material Changes in the affairs of the Issuer which were not publicly disclosed.

## Acknowledgement - Personal Information

"Personal Information" means any information about an identifiable individual, and includes the information contained in the tables, as applicable, found in this Form.

The undersigned hereby acknowledges and agrees that it has obtained the express written consent of each individual to:

(a) the disclosure of Personal Information by the undersigned to the Exchange (as defined in Appendix 6A) pursuant to this Form; and

(b) the collection, use and disclosure of Personal Information by the Exchange for the purposes described in Appendix 6A or as otherwise identified by the Exchange, from time to time.

Dated December 15, 2005

Raymond Hrkac
Name of Director or Senior Officer

[signature]
Signature

Chief Executive Officer
Official Capacity